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FEB 2 6 2010

Washington, DC
110

SECU ... SSION

10027509

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Money Management Advisory, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

102 West Street Road
(No. and Street)

Feasterville	PA	19537-817
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edgar D. Mock — 215-322-7670
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stephano Slack LLC
(Name – *if individual, state last, first, middle name*)

125 Strafford Avenue	Wayne	PA	19087
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/4

OATH OR AFFIRMATION

I, Jeffrey H. Dillman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Money Management Advisory, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice-President, CCO

Title

Rosemarie Csink 2/25/10

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Rosemarie Csink, Notary Public
Lower Southampton Twp., Bucks County
My Commission Expires Nov. 24, 2013
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INDEX

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
Money Management Advisory, Inc.
Feasterville, Pennsylvania

We have audited the accompanying statement of financial condition of Money Management Advisory, Inc., (the "Company") as of December 31, 2009 and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Money Management Advisory, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Stephano Slack LLC

Stephano Slack LLC

February 24, 2010
Wayne, Pennsylvania

www.stephanoslack.com

WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 *fax* 610-687-0016

WEST CHESTER OFFICE
Goshen Executive Center, Suite 500B
1450 East Boot Road, West Chester, PA 19380
tel 610-696-4400 *fax* 610-696-5648

MONEY MANAGEMENT ADVISORY, INC.
Statement of Financial Condition
December 31, 2009

ASSETS

Cash and Cash Equivalents	$	37,130
Cash Segregated for Specific Use		3,935
Commissions Receivable		87,118
Other Receivable		7,766
Prepaid Expenses		14,184
Property and Equipment, Net Accumulated Depreciation		6,370
TOTAL ASSETS	$	156,503

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Commissions Payable	$	21,301
Other Liabilities		13,811
TOTAL LIABILITIES		35,112
Stockholder's Equity		121,391
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	156,503

The accompanying notes are an integral part of these financial statements.

MONEY MANAGEMENT ADVISORY, INC.
Statement of Income
For the Year Ended December 31, 2009

Revenues		
Commissions	$	687,201
Expenses		
Commissions		160,190
Interest Expense		745
Employee Compensation and Benefits		168,958
Communications and Data Processing		7,489
Occupancy Expense		76,762
Other Expenses		110,144
TOTAL EXPENSES		524,288
NET INCOME	$	162,913

The accompanying notes are an integral part of these financial statements.

MONEY MANAGEMENT ADVISORY, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2009

	Common Stock*	Additional Paid In Capital	Retained Earnings	Total
Balance, January 1, 2009	$ 100	$ 15,000	$ 75,670	$ 90,770
Net Income	0 #	0	162,913	162,913
Stockholder's Distributions	0	0	(132,292)	(132,292)
BALANCE, DECEMBER 31, 2009	$ 100	$ 15,000	$ 106,291	$ 121,391

*2,000 Shares Authorized and Outstanding, No Stated Par Value

The accompanying notes are an integral part of these financial statements.

MONEY MANAGEMENT ADVISORY, INC.
Statement of Cash Flows
For the Year Ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 162,913	
Adjustments to Reconcile Net Income to		
Net Cash Flows Provided by Operating Activities		
Depreciation	2,903	
Property Provided to Employee in Lieu of Commissions Earned	640	
Increase in Assets		
Cash Segregated for Specific Use	225	
Commissions Receivable	(19,816)	
Other Receivable	(1,127)	
Prepaid Expenses	(4,865)	
Increase (Decrease) in Liabilities		
Commissions Payable	4,625	
Other Liabilities	(3,764)	
Accounts Payable	(11,219)	
NET CASH FLOWS PROVIDED BY OPERATING ACTIVITIES		$ 130,515
CASH FLOWS FROM FINANCING ACTIVITIES		
Stockholder's Distributions		(132,292)
NET DECREASE IN CASH AND CASH EQUIVALENTS		(1,777)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		38,907
CASH AND CASH EQUIVALENTS, END OF YEAR		$ 37,130
Supplemental Disclosure of Cash Flow Information		
Cash Paid During the Year for Interest		$ 745

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Organization and Nature of Business

The Company operates in the brokerage and investment advisory industry primarily in the Eastern United States and is registered with the Securities and Exchange Commission, the Financial Industry Regulatory Authority and various States. The Company also sells life insurance policies and annuities to individuals primarily in the Eastern United States.

NOTE 2 – Summary of Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents– The Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

The Company maintains cash balances at a financial institution. Each interest bearing account is insured by the Federal Deposit Insurance Corporation up to $250,000 through December 31, 2013 and unlimited deposit insurance coverage for its non interest bearing accounts through June 30, 2010. In the normal course of business, the Company may have deposits that exceed the insured balance in its interest bearing accounts.

At December 31, 2009, cash of $3,935 has been segregated for a specific use in a lawsuit against an investment company.

Commissions Receivable - Commissions receivable are carried at cost. The Company extends credit to its customers based upon an evaluation of customers' financial condition and credit history and generally does not require collateral to support customer receivables. On a periodic basis, management evaluates its commissions receivable based on the history of past write-offs, collections and current credit conditions. An account is written off when it is determined that all collection efforts have been exhausted.

The Company uses the specific write-off method to provide for doubtful accounts, since experience and management's estimation indicate an adequate allowance for such amounts is immaterial.

Property and Equipment - Property and Equipment are recorded at cost. Depreciation is provided on the straight-line and accelerated methods. Maintenance and minor repairs are charged to operations when incurred. When assets are retired or sold, the related costs and accumulated depreciation are removed from the accounts and the resulting gain or loss is reflected in current operations.

NOTE 2 – Summary of Significant Accounting Policies (continued)

Property and Equipment (continued) -

The estimated useful lives for depreciation are:

Equipment	5 - 10 Years
Furniture and Fixtures	5 - 7 Years
Leasehold Improvements	10 Years

Long-Lived Assets – Long-lived assets to be held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. When required, impairment losses on assets to be held and used are recognized based on the fair value of the asset. Long-lived assets to be disposed of are reported at lower of carrying amount or fair value less cost to sell.

Fair Value of Financial Instruments - The Company has adopted the *Fair Value Measurements and Disclosures* Topic of the FASB Accounting Standards Codification No. 820 ("FASB ASC 820"). The carrying amounts for cash and cash equivalents, commissions receivable, other receivables, prepaid expenses, commissions payable and other liabilities approximate their fair value because of their short-term maturity.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Investment Advisory Income – Investment advisory fees are recognized when earned on a pro rata basis over the term of the contract.

Income Taxes – The Company, with the consent of its stockholder, has elected to be an "S" Corporation under Section 1371 of the Internal Revenue Code. In lieu of corporation income taxes, the stockholder of an S Corporation is taxed on his proportionate share of the Company's taxable income. Therefore, no provision for federal and state income taxes has been included in the accompanying financial statements.

Advertising Cost – Costs incurred for advertising are expensed when incurred. Advertising expense for the year ended December 31, 2009 was $4,420.

NOTE 3 – Property and Equipment

Property and equipment at December 31, 2009 were as follows:

Equipment	$ 19,364
Furniture and Fixtures	22,800
Leasehold Improvements	19,446
TOTAL PROPERTY AND EQUIPMENT	61,610
Less: Accumulated Depreciation	55,240
NET PROPERTY AND EQUIPMENT	$ 6,370

Depreciation expense for the year ended December 31, 2009 was $2,903.

Property and equipment with a cost basis of $1,000 and accumulated depreciation of $360 and a net value of $640 was given to an employee in lieu of commissions earned.

NOTE 4 – Related Party Transactions

The Company leases its office facilities from the stockholder under a one year operating lease which expires June 30, 2010. Rental expense for the year ended December 31, 2009 was $48,000. The Company subleases an apartment within the office facilities under a month-to-month operating lease to a related party. Rental income from this operating lease for the year ended December 31, 2009 was $1,800. Net rental expense for the year ended December 31, 2009 of $46,200 is included on the Statement of Income.

The following is a schedule by year of future minimum payments for the rental lease agreement described above for the year ended December 31:

2010	$ 24,000

NOTE 5- Lease Commitments

The Company leases certain office equipment under various non-cancelable operating leases with monthly payments totaling $754, which expire through April 2012. Rental expense for the year ended December 31, 2009 was $9,288.

The following is a schedule by year of future minimum payments for the non-cancelable operating leases described above for the year ended December 31:

2010	$ 5,116
2011	2,580
2012	860
	$ 8,556

NOTE 6 - Retirement Benefits

The Company sponsors a simplified employee pension plan covering substantially all of the Company's employees. Participants are permitted to make elective deferrals from 1% to 15% of their compensation. The Company, at its discretion, can contribute a percentage of the participant's salary. The Company did not contribute to the Plan during 2009.

NOTE 7 - Concentrations of Credit Risk

The Company is engaged in various brokerage activities in which counterparties primarily include financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument.

NOTE 8 - Liabilities Subordinated to Claims of Creditors

There were no changes in liabilities subordinated to creditors for the year end December 31, 2009.

NOTE 9 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2009, the Company had net capital of $79,544, which was $74,544 in excess of its required net capital of $5,000. The Company's net capital ratio was .44 to 1.

NOTE 10 - Exempt Provisions of Rule 15c3-3

The Company operates under the provision of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commissions, and accordingly, is exempt from the remaining provisions of that rule.

NOTE 11 - Subsequent Events

In accordance with the *Subsequent Events* Topic of the FASB Accounting Standards Codification No. 855 ("FASB ASC 855"), the Company has evaluated those events and transactions that occurred from January 1, 2010 through February 24, 2010, the date the financial statements were available to be issued. During February 2010, the Company was fined $5,000 for a FINRA violation found during a FINRA audit. The stockholder was suspended from performing certain services for one year. The Company has obtained a FINOP to complete these services during his suspension. Except as noted above, no material events or transactions have occurred during this period which would render these financial statements to be misleading.

STEPHANO SLACK LLC
ACCOUNTANTS AND TAX ADVISORS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholder
Money Management Advisory, Inc.
Feasterville, Pennsylvania

We have audited the accompanying financial statements of Money Management Advisory, Inc. as of and for the year ended December 31, 2009, and have issued our report thereon dated February 24, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stephano Slack LLC

February 24, 2010
Wayne, Pennsylvania

www.stephanoslack.com

WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 *fax* 610-687-0016

WEST CHESTER OFFICE
Goshen Executive Center, Suite 500B
1450 East Boot Road, West Chester, PA 19380
tel 610-696-4400 *fax* 610-696-5648

MONEY MANAGEMENT ADVISORY, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2009

NET CAPITAL		
Total Stockholder's Equity		$ 121,391
Deductions		
Non-Allowable Assets		
Commissions Receivable	$ 13,527	
Other Receivable	7,766	
Prepaid Expenses	14,184	
Property and Equipment, Net Accumulated Depreciation	6,370	
TOTAL DEDUCTIONS		41,847
NET CAPITAL		$ 79,544
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Commissions Payable	$ 21,301	
Other Liabilities	13,811	
TOTAL AGGREGATE INDEBTEDNESS		$ 35,112
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
MINIMUM NET CAPITAL REQUIRED (6 2/3% x $35,112)		$ 2,341
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER-DEALER		$ 5,000
NET CAPITAL REQUIREMENT		$ 5,000
EXCESS NET CAPITAL		$ 74,544
EXCESS NET CAPITAL AT 1000%		$ 76,033

MONEY MANAGEMENT ADVISORY, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
December 31, 2009

RECONCILIATION WITH COMPANY'S COMPUTATION

TOTAL AGGREGATE INDEBTEDNESS	$ 35,112
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.44 to 1

(INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2009)

NET CAPITAL, AS REPORTED IN COMPANY'S PART II (UNAUDITED) FOCUS REPORT	$ 80,443
AUDIT ADJUSTMENTS	
ADJUSTMENT TO COMMISSIONS REVENUES	(713)
ADJUSTMENT TO ALLOWABLE COMMISSIONS RECEIVABLE	(186)
NET CAPITAL PER ABOVE	$ 79,544

STEPHANO SLACK LLC

ACCOUNTANTS AND TAX ADVISORS

INDEPENDENT AUDITORS'' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Stockholder
Money Management Advisory, Inc.
Feasterville, Pennsylvania

In planning and performing our audit of the financial statements of Money Management Advisory, Inc. (the "Company"), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the

www.stephanoslack.com

WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600 fax 610-687-0016

WEST CHESTER OFFICE
Goshen Executive Center, Suite 500B
1450 East Boot Road, West Chester, PA 19380
tel 610-696-4400 fax 610-696-5648

preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stephano Slack LLC

Stephano Slack LLC

February 24, 2010
Wayne, Pennsylvania

STEPHANO SLACK LLC

ACCOUNTANTS AND TAX ADVISORS

+ www.stephanoslack.com

+ WAYNE OFFICE
125 Strafford Avenue, Suite 200
Wayne, PA 19087
tel 610-687-1600
fax 610-687-0016

+ WEST CHESTER OFFICE
Goshen Executive Center, Suite 500B
1450 East Boot Road
West Chester, PA 19380
tel 610-696-4400
fax 610-696-5648

MONEY MANAGEMENT ADVISORY, INC.

Financial Statements

December 31, 2009